FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Dated September 11, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation
(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On May 31, 2007, AB Svensk Exportkredit (SEK) published interim financial information for the three-month period ended March 31, 2007.  In connection with the closing of its financial statements for the six-month period ended June 30, 2007, operating profit (IFRS) for the three-month period was found to be overstated by Swedish kronor (Skr) 62.0 million related to changes in market valuation according to IAS 39 within IFRS.  Operating profit (IFRS) was reduced by such amount and after the reduction totals Skr 160.5 million for the three-month period ended March 31, 2007.  The corrected item is “Changes in fair value related to financial assets except held-for-trading- securities, financial liabilities and related derivatives” which is included in the item “Net results of financial transactions” in SEK’s financial statements.  The correction is related to financial instruments which are parts of hedge relations and where some hedged items have been reported at a value which is not consistent with what is prescribed for such items in IAS 39.  Revised tables setting forth the corrected information in Statement of income and Specification of change in equity are set out below.

	March 31,	March 31,	March 31,	December 31,
	2007	2007	2006	2006
Amounts (other than %) in mn	USD	Skr	Skr	Skr
Results
Core Earnings	21	144.2	134.5	538.1
Pre-tax return on equity (Core Earnings)	13.8%	13.8%	14.1%	14.1%
After-tax return on equity (Core Earnings)	9.9%	9.9%	10.2%	10.2%

Operating profit (IFRS)	23	160.5	125.3	501.3
Pre-tax return on equity (IFRS)	15.1%	15.1%	12.6%	12.6%
After-tax return on equity (IFRS)	10.9%	10.9%	9.1%	9.1%

	Jan-March,	Jan-March,	Jan-Dec,
Amounts in mn	2007	2006	2006
Net results of financial transactions were related to:
Realized and unrealized results related to held-for-trading securities	1.5	2.1	4.0
Currency exchange effects	0.7	-0.5	-0.2
Total net results of financial transactions before results of repurchased debt, etc., and certain fair value changes	2.2	1.6	3.8
Realized results of repurchased debt, etc.	9.5	7.0	25.1
Total net results of financial transactions after results of repurchased debt, etc., but before certain fair value changes	11.7	8.6	28.9
Changes in fair value related to financial assets except held-for-trading securities, financial liabilities and related derivatives	16.3	-9.2	-36.8
Total net results of financial transactions	28.0	-0.6	-7.9

Specification of change in equity

Consolidated Group	January-March,	January-March,	January-December,
(Skr mn)	2007	2006	2006
Opening balance	4,250.7	3,965.7	3,965.7
Dividend paid	—	—	—
Net profit for the period	115.3	87.9	355.5
Changes in fair value recognized directly in equity	-8.3	-17.7	-70.5
Closing balance	4,357.7	4,035.9	4,250.7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 11, 2007

AB Svensk Exportkredit
(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe
Peter Yngwe, President